SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 should be read in conjunction with Braskem’s unaudited condensed quarterly financial information as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018, contained in a Form 6-K that was furnished to the U.S. Securities and Exchange Commission, or the SEC, on October 22, 2019, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the  years ended December 31, 2018, 2017 and 2016 included in Braskem’s annual report on Form 20-F, filed with the SEC on October 17, 2019, which we refer to as the Braskem Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

Overview

According to IHS, Inc. we were the largest producer of thermoplastic resins in the Americas, based on the annual production capacity of our 29 plants in Brazil, six plants in the United States, two plants in Germany and four plants in Mexico as of June 30, 2019. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and polyvinyl chloride, or PVC.

Recent Developments

Salt Mining Activities

We operate a salt mine located in the state of Alagoas, Brazil, a raw material necessary for production of certain products in our Vinyls Unit, which exposes us to environmental, health and safety risks and hazards inherent in those activities. There have been recent allegations that the ground in certain neighborhoods of the city of Maceió that are located adjacent to and above the area of our salt mine has been giving way as a result of the activities carried out by us at the mine, which allegedly have affected nearby private and public properties. Among the most relevant potential risks are subsidence due to ground instability and sinkhole. Sinkhole is an abrupt local depression at the surface that can be hazardous to life and property. Subsidence is a gradual surface depression that may affect a large or local area and thus may affect the properties near the mine. In 2018 and in the six months ended June 30, 2019, our Vinyls Unit represented 4.4% and 4.2% of our net sales revenue of all reportable segments.

On May 8, 2019, we became aware of the Report No. 1, prepared by the Mineral Resources Research Company (Companhia de Pesquisa de Recursos Minerais), or CPRM, an entity of the Brazilian Energy and Mining Ministry (Ministério de Minas e Energia), on the geological events that occurred in the city of Maceió. Such report indicated the occurrence of: (i) destabilization of caverns resulting from sodium chloride, or salt, extraction, which created a dynamic situation that reactivated pre-existing geological structures and deformations in the districts of Pinheiro, Mutange and Bebedouro; and (ii) instability in the Pinheiro district, which was aggravated by the erosive effects caused by an increase in the infiltration of stormwater runoff in pre-existing fractures in extremely erodible soil and accelerated due to the lack of an effective stormwater runoff drainage network and of adequate basic sanitation, among other factors.

In April 2019, the Alagoas State Attorney’s Office (Ministério Público do Estado de Alagoas) and the State Public Defender’s Office (Defensoria Pública do Estado de Alagoas) filed a lawsuit seeking to freeze our assets in an amount of up to R$6.7 billion to secure funds allegedly required to ensure remediation and compensation for environmental, property and personal damages potentially resulting from this geological event. A preliminary decision ordered the freezing of R$100 million in our bank accounts.

In addition, the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) ordered the suspension of the distribution of dividends for the fiscal year 2018 that had been proposed in the amount of R$2.7 billion, or, alternatively, the freezing of assets in the same amount of the proposed dividend distribution. This decision was subsequently reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or the STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount. The Alagoas State Attorney’s Office and the Alagoas State Public Defender’s Office amended their claim to exclude the request for indemnification for the alleged environmental damages and reduce the amount of assets to be frozen from R$6.7 billion to R$3.7 billion, which, according to their allegations, would be equivalent to the actual damages caused to the residents of the districts affected by the geological event. The amended claim, however, maintained the request on the merits for the amount of R$6.7 billion, which includes moral damages. On June 26, 2019, the presiding judge of the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) issued a decision ordering that R$3.7 billion of our assets be frozen. This decision was also subsequently reversed by the STJ, which ordered that the R$3.7 billion be returned to our bank accounts after our posting of another judicial bond in an equivalent amount. While we have already posted such bond, the return of funds has yet to be effected by the courts.

On July 25, 2019, we were informed of a second civil lawsuit filed against us by the Labor Prosecutor’s Office of the State of Alagoas, or MPT-AL, requesting an injunctive relief to freeze the amount of R$2.5 billion to guarantee payment of any potential damages that workers affected by the geological event that took place in the area of our salt mine in Maceió, in the state of Alagoas, may suffer. In that lawsuit, MPT-AL further requested, among other things, the payment of compensation to workers for pain and suffering. On October 10, 2019, the trial court denied the injunctive relief request.

On August 19, 2019, we became aware of the filing of a third civil lawsuit by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting, among other injunctive and final reliefs, the following injunctive reliefs: (i) the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, and the maintenance in such fund of working capital in the amount of at least R$2.0 billion or, after a financial schedule is approved for such fund, an amount equivalent to 100% of the expenses projected for the subsequent 12 months; (ii) the posting of bonds in the amount of R$20.5 billion; (iii) prohibition to encumber or dispose of any of our fixed assets and to distribute profits, in the form of dividends, interest on shareholders’ equity or any other form; (iv) freezing of any profits not yet distributed; and (v) suspension of government financings from the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and government incentives, as well as acceleration of existing indebtedness with BNDES. As of the date of this report on Form 6-K, the plaintiff’s requests for injunctive relief have not yet been ruled upon.

We have also been subject to a number of lawsuits brought by individuals affected by the incident seeking indemnification for damages. Those lawsuits are in early stages, and it is not possible at this time to assess the potential outcome of such legal proceedings and whether new proceedings may be initiated in the near future, whether as a result of existing facts or new developments.

Due to the developments from the publication of Report No. 1 by CPRM, on May 9, 2019, we suspended all salt extraction and, consequently, the operations of the chlor-alkali and dichloroethane plants located in the district of Pontal da Barra in Maceió, in the state of Alagoas, and also reduced production in the Camaçari Petrochemical Complex, in the state of Bahia, since they are integrated into the production chain. As a result of such suspension of the salt mining activities, we put in place a non-integrated business model under which we are importing: (i) caustic soda to supply the Brazilian market using our logistics structure and terminals along the Brazilian coast; (ii) ethylene dichloride, or EDC, to continue to operate our PVC plants in Alagoas and Bahia; and (iii) sea salt to supply the Chlorine Soda plant in Bahia. We have no expectation to resume operations of the salt mine.

As of June 30, 2019, we had not been required to record any provision as a result of this incident and related legal proceedings. We have also been incurring material operational costs in connection with the investigation of the causes of the events, the operational and safety conditions of our mines and certain remediation activities in the affected neighborhoods. In addition, in view of the above-described changes we were required to make to our logistics structure and operations, the average capacity utilization rate of our PVC plants stood at 48% during the second quarter of 2019, which has adversely affected, and is expected to continue to adversely affect, our operating profit margins.

We cannot assure you that we will not be materially adversely affected by ongoing and future developments in connection with the incident in Alagoas, which is constantly evolving and is subject to a number of factors outside our control. In cooperation with relevant authorities, studies and investigations have been commissioned and are being prepared, and we expect that they should be delivered in the near future. Other authorities with jurisdiction over us may initiate additional investigations or legal proceedings and may seek to impose sanctions, penalties or fines on us. Additional third parties may also seek indemnification from us arising from alleged damages for the facts mentioned above. Those studies and investigations, the above-described legal proceedings and other new developments may result in findings, decisions (including on appeals) and measures that may adversely impact our business and operations. We may be required to make

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additional disbursements, record future provisions or be subject to freezing of assets or mandatory cash payments or deposits. We may need to incur additional material operational costs related to remediation activities, actions to safeguard the safety of the affected communities and indemnification of the people affected by the event. We may decide at any time, whether voluntarily or not, to carry out remediation measures that could have recurring and non-recurring effects on our business.  While we have been continuously cooperating with relevant authorities and the local community, we are also currently actively assessing contingent and remediation plans aimed at addressing the foregoing concerns, and we expect to make decisions on the design and implementation of such plans in the near future, which could include the permanent closure of some of the wells in the mine with the relocation of a significant number of people, all of which may entail additional material costs and other adverse effects on us. In addition, we may decide or be required to make additional changes to our business model.

For additional information on this geological event and the lawsuits described above, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Petrochemical Industry—Our business and operations are inherently subject to environmental, health and safety hazards. As a result, our business is also subject to stringent environmental and other regulations” and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Mining Activities” in the Braskem Annual Report.

Changes to our Board of Directors

On October 21, 2019, our director Roberto Lopes Pontes Simões was nominated by our controlling shareholder to serve as chairman of our board of directors, in order to replace Marcelo Moses de Oliveira Lyrio, who tendered his resignation as a director on October 18, 2019. An extraordinary general shareholders’ meeting to confirm such nomination and elect a new director is expected to be held in due course, in accordance with applicable law and regulations.

Dividends

In March 2019, our board of directors proposed the distribution of dividends for the year ended 2018, which was expected to be submitted for approval at our annual and extraordinary general shareholders’ meeting held on April 16, 2019. On April 15, 2019, a court of appeals in the state of Alagoas suspended such distribution of dividends to cover any potential liability costs in connection with a lawsuit filed in the state of Alagoas claiming damages arising out of a geological incident at our salt mine. This decision was reversed by a decision of the STJ, which authorized the distribution of dividends upon posting of a judicial bond in the same amount.

On October 3, 2019, our shareholders approved at an extraordinary general meeting (i) the payment of mandatory dividends, in the amount of R$667.4 million, to be paid by December 31, 2019; (ii) our investment budget for the fiscal year 2019; and (iii) the retention of R$2,002.3 million of our net profit for 2018, pursuant to article 196 of Brazilian Law No. 6,404/1976.

Braskem Idesa

On October 9, 2019, the intercreditor agent under the senior secured syndicated facility that Braskem Idesa S.A.P.I, or Braskem Idesa, entered into with certain lenders named therein approved waivers and consents on behalf of such lenders to extend the terms for achieving the guaranteed physical completion date under the facility from November 30, 2016 to December 31, 2020 and the guaranteed financial completion date under such facility from December 31, 2016 to December 31, 2020. The approval of the waivers and consents allows Braskem Idesa to reclassify, in accordance with IFRS, the senior debt under this facility from current to non-current liabilities in the next reporting period.

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Results of Operations for the Six-Month Period Ended June 30, 2019 Compared with the Six-Month Period Ended June 30, 2018

Our unaudited condensed quarterly financial information as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018, which was originally issued on August 7, 2019, was restated to reflect the reversal of the tax offset of the portion of a leniency agreement entered into with the Office of the Federal Controller General (CGU) and the General Counsel for the Federal Government (AGU) in Brazil in the amount of R$1.4 billion. For additional information, see note 2.4 to our unaudited condensed quarterly financial information as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018 contained in a Form 6-K that was furnished to the SEC on October 22, 2019.

	Six-Month Period Ended June 30, 2019
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses(1)	Results from equity investments	Other operating income (expenses), net(1)	Consolidated
	(in millions of reais)

Chemicals	14,026.3	(12,940.0)	1,086.3	(506.0)	—	(13.5)	566.9
Polyolefins	10,736.1	(9,382.1)	1,354.0	(698.6)	—	(35.9)	619.5
USA and Europe	5,102.1	(4,130.0)	972.1	(348.0)	—	(33.8)	590.3
Mexico	1,577.8	(1,327.2)	250.7	(159.5)	—	184.5	275.6
Vinyls	1,369.2	(1,468.3)	(99.0)	(131.7)	—	(10.9)	(241.6)
Total segments	32,811.6	(29,247.5)	3,564.1	(1,843.8)	—	90.4	1,810.7
Other segment(2)	147.9	(91.1)	56.8	(21.0)	—	(0.8)	34.9
Corporate unit(3)	—	—	—	(85.6)	(0.5)	1,390.0	1,304.0
Eliminations and reclassifications(4)	(6,644.2)	6,447.3	(196.9)	101.9	—	(96.6)	(191.7)
Consolidated	26,315.3	(22,891.3)	3,423.9	(1,848.5)	(0.5)	1,383.0	2,958.0

	Six-Month Period Ended June 30, 2018
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses(1)	Results from equity investments	Other operating income (expenses), net(1)	Consolidated
	(in millions of reais)

Chemicals	13,929.2	(11,901.4)	2,027.9	(296.1)	—	(49.9)	1,681.9
Polyolefins	10,620.3	(8,903.0)	1,717.3	(622.3)	—	(34.2)	1,060.8
USA and Europe	5,604.5	(4,226.0)	1,378.5	(275.0)	—	(28.4)	1,075.1
Mexico	1,831.8	(1,027.0)	804.7	(133.5)	—	68.2	739.5
Vinyls	1,397.3	(1,358.9)	38.3	(81.0)	—	(16.5)	(59.1)
Total segments	33,383.1	(27,416.3)	5,966.7	(1,407.9)	—	(60.7)	4,498.1
Other segment(2)	146.7	(82.2)	64.5	(13.0)	—	0.3	51.8
Corporate unit(3)	—	—	—	(90.3)	(1.5)	(129.5)	(221.3)
Eliminations and reclassifications(4)	(6,714.7)	6,667.9	(46.9)	68.8	—	—	22.0
Consolidated	26,815.0	(20,830.7)	5,984.4	(1,442.4)	(1.5)	(189.9)	4,350.6

_____________

(1)    Includes research and development expenses.

(2)    Considers primarily the results of Cetrel, which were eliminated by transactions between Cetrel and Braskem.

(3)    Represents expenses of Braskem that are not allocated to any particular unit. In the six-month period ended June 30, 2019, includes the amount of R$1,851.0 million related to tax credits from the exclusion of ICMS tax from the calculation base of PIS and COFINS taxes.

(4)    Consists primarily of transactions among Braskem’s units.

The following table sets forth consolidated financial information for the six-month periods ended June 30, 2019 and 2018:

	Six-Month Period Ended June 30,
	2019 (Restated)	2018	% Change
	(in millions of reais)

Net revenue	26,315.3	26,815.0	(1.9%)
Cost of products sold	(22,891.3)	(20,830.7)	9.9%
Gross profit	3,423.9	5,984.4	(42.8%)
Income (expenses):
Selling and distribution	(867.6)	(760.5)	14.1%
(Loss) reversals for impairment of trade accounts receivable	(0.6)	94.2	n.m.
General and administrative	(879.0)	(690.4)	27.3%
Research and development	(101.4)	(85.7)	18.3%
Results from equity investments	(0.5)	(1.5)	(66.7%)
Other income (expenses), net	1,383.0	(189.9)	n.m.
Operating profit before financial income (expenses)	2,958.0	4,350.6	(32.0%)
Financial results:
Financial expenses	(1,795.5)	(1,428.1)	25.7%
Financial income	451.9	255.8	76.7%
Exchange rate variations, net	(498.0)	(1,456.4)	(65.8%)
Profit before income tax and social contribution	1,116.3	1,721.9	(35.2%)
Current and deferred income tax and social contribution	(141.8)	(78.2)	81.3%
Profit for the period	974.6	1,643.7	(40.7%)
___________
n.m.: not meaningful

4

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as otherwise indicated.

Net Revenue

Net revenue decreased by R$499.7 million, or 1.9%, to R$26,315.3 million during the six-month period ended June 30, 2019, from R$26,815.0 million during the corresponding period of 2018, primarily as a result of: (i) a R$502.4 million, or 9.0%, decrease in net sales of our USA and Europe Unit, to R$5,102.1 million during the six-month period ended June 30, 2019, from R$5,604.5 million during the corresponding period of 2018; and (ii) a R$253.9 million, or 13.9%, decrease in net sales of our Mexico Unit, to R$1,577.8 million during the six-month period ended June 30, 2019, from R$1,831.7 million during the corresponding period of 2018. These effects were partially offset by: (i) a R$115.8 million, or 1.1%, increase in net revenue of our Polyolefins Unit, to R$10,736.1 million during the six-month period ended June 30, 2019, from R$10,620.3 million during the corresponding period of 2018; and (ii) a R$97.1 million, or 0.7%, increase in net revenue of our Chemicals Unit, to R$14,026.3 million during the six-month period ended June 30, 2019, from R$13,929.2 million during the corresponding period of 2018. Reclassifications and eliminations of net revenue of our units in our consolidation, primarily reflecting intercompany sales of chemicals by our Chemicals Unit to our other units decreased by R$70.5 million, or 1.1%, to R$6,644.2 million during the six-month period ended June 30, 2019, from R$6,714.7 million during the corresponding period of 2018.

Net Revenue of our Chemicals Unit

Net revenue of our Chemicals Unit increased by R$97.1 million, or 0.7%, to R$14,026.3 million during the six-month period ended June 30, 2019, from R$13,929.2 million during the corresponding period of 2018.

Net Revenue Generated by Sales of Products of Our Chemicals Unit in Brazil

Net revenue of our Chemicals Unit generated by sales in Brazil decreased by R$254.4 million, or 2.1%, to R$11,792.5 million during the six-month period ended June 30, 2019 (including R$6,238.3 million from inter-segment sales to our Polyolefins and Vinyls Units), from R$12,046.8 million (including R$6,564.0 million from inter-segment sales to our Polyolefins and Vinyls Units) during the corresponding period of 2018, primarily as a result of lower prices of the main chemicals produced, which was partially offset by higher sales volume since the sales volume of the six-month period ended June 30, 2018 was affected by logistics constraints caused by the truck drivers’ strike that took place in Brazil in May 2018.

The table below sets forth information regarding the weighted average international prices of the main chemicals of our Chemicals Unit for the periods indicated:

International References[1]	Six-Month Period Ended June 30,
	2019	2018	% Change
	(US$/ton)

Main Chemicals[2]	843.7	1,017.5	(17.1%)

___________
(1) Source: External consulting (spot price)
(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

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Inter-segment sales of our Chemicals Unit consisted primarily of transfers of ethylene to our Vinyls Unit and ethylene and propylene to our Polyolefins Unit.

The table below sets forth information regarding inter-segment sales in our Chemicals Unit by volume for the periods indicated:

Inter-segment Sales Volume of our Chemicals Unit	Six-Month Period Ended June 30,
	2019	2018	% Change
	(in tons)

Ethylene	1,340.5	1,379.2	(2.8%)
Propylene	481.8	470.7	2.4%

___________________________

The table below sets forth information regarding the volume of domestic sales of our Chemicals Unit to third parties of certain of our principal products for the periods indicated:

Domestic Sales Volume of our Chemicals Unit	Six-Month Period Ended June 30,
	2019	2018	% Change
	(in tons)

Ethylene	228.2	243.3	(6.2%)
Propylene	186.3	173.9	7.1%
Butadiene	88.0	97.3	(9.6%)
Cumene	109.6	110.1	(0.5%)
Gasoline	518.4	458.2	13.2%
Benzene	238.6	225.5	5.8%
Toluene	23.7	19.3	23.1%
Para-xylene	78.6	70.2	11.9%
Others	214.5	249.0	(13.9%)
Total	1,685.9	1,646.8	2.4%

Net Revenue Generated by Export Sales of Products of our Chemicals Unit

Net revenue of our Chemicals Unit generated by export sales increased by R$351.4 million, or 18.7%, to R$2,233.8 million during the six-month period ended June 30, 2019, from R$1,882.4 million during the corresponding period of 2018, primarily as a result of higher sales volume, mainly of ethylene, butadiene and toluene, since the sales volume of the six-month period ended June 30, 2018 was affected by logistics constraints caused by the truck drivers’ strike that took place in Brazil in May 2018.

The table below sets forth information regarding the volume of export sales of our Chemicals Unit to third parties of certain of our principal products for the periods indicated:

	Six-Month Period Ended June 30,
Export Sales Volume of our Chemicals Unit	2019	2018	% Change
	(in tons)

Ethylene	85.7	36.8	133.2%
Propylene	22.6	—	n.m.
Butadiene	112.4	84.2	33.6%
Para-xylene	20.5	—	n.m.
Benzene	62.4	63.9	(2.3%)
Toluene	31.7	0.4	n.m.
Gasoline	4.1	22.7	(82.0%)
Others	212.9	207.0	2.9%
Total	552.3	415.0	33.1%
___________
n.m.: not meaningful

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Net Revenue of our Polyolefins Unit

Net revenue of our Polyolefins Unit increased by R$115.8 million, or 1.1%, to R$10,736.1 million during the six-month period ended June 30, 2019, from R$10,620.3 million during the corresponding period of 2018, as a result of higher total sales volume, mainly polypropylene.

Net Revenue Generated by Sales of Polyolefins Products in Brazil

Net revenue of our Polyolefins Unit generated by sales in Brazil decreased by R$112.0 million, or 1.5%, to R$7,519.8 million during the six-month period ended June 30, 2019, from R$7,631.8 million during the corresponding period of 2018, primarily as a result of lower sales volume. The table below sets forth information regarding domestic sales volume of our Polyolefins Unit for the periods indicated:

The table below sets forth information regarding the weighted average international prices of the polyolefins of our Polyolefins Unit for the periods indicated:

International References[1]	Six-Month Period Ended June 30,
	2019	2018	% Change
	(US$/ton)

Polyolefins[2]	987.8	1,274.0	(22.5%)

___________

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PE USA (62%) and PP Asia (38%).

	Six-Month Period Ended June 30,
Domestic Sales Volume of our Polyolefins Unit	2019	2018	% Change
	(in tons)

Polyethylene	906.5	899.5	0.8%
Polypropylene	571.2	582.6	(2.0%)
Total	1,477.7	1,482.1	(0.3%)

Net Revenue Generated by Export Sales of Polyolefins Products

Net revenue of our Polyolefins Unit generated by export sales increased by R$227.8 million, or 7.6%, to R$3,216.2 million during the six-month period ended June 30, 2019, from R$2,988.5 million during the corresponding period of 2018, as a result of higher sales volume.

The table below sets forth information regarding export sales volume of our Polyolefins Unit for the periods indicated:

7

	Six-Month Period Ended June 30,
Export Sales Volume of our Polyolefins Unit	2019	2018	% Change
	(in tons)

Polyethylene	416.9	407.8	2.2%
Polypropylene	278.8	218.1	27.8%
Total	695.7	626.0	11.1%

Net Revenue of our USA and Europe Unit

Net revenue of our USA and Europe Unit decreased by R$502.4 million, or 9.0%, to R$5,102.1 million during the six-month period ended June 30, 2019, from R$5,604.5 million during the corresponding period of 2018, primarily as a result of a 19% lower sales volume in Europe, given the operational problems affecting the propylene supplier and, as a consequence, a shortage of feedstock for our Schkopau unit, which adversely affected the utilization rate of the plants in Europe in the second quarter of 2019.

The table below sets forth information regarding the weighted average international price of PP of our USA and Europe Unit for the periods indicated:

International References[1]	Six-Month Period Ended June 30,
	2019	2018	% Change
	(US$/ton)

PP US and Europe[2]	1,483.7	1,737.3	(14.6%)

___________

(1) Source: External consulting (Spot Price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of our Mexico Unit

Net revenue of our Mexico Unit decreased by R$253.9 million, or 13.9%, to R$1,577.8 million during the six-month period ended June 30, 2019, from R$1,831.8 million during the corresponding period of 2018, as a result of lower prices of polyethylene. Sales volume of polyethylene by the Mexico Unit increased by 8.7 tons, or 2.2%, during the six-month period ended June 30, 2019, to 408.7 tons, from 400.0 tons during the corresponding period in 2018.

The table below sets forth information regarding the weighted average international price of PE of our Mexico Unit for the periods indicated:

International References[1]	Six-Month Period Ended June 30,
	2019	2018	% Change
	(US$/ton)

PE US	950.6	1,314.4	(27.7%)

___________

(1) Source: External consulting (Spot Price).

Net Revenue of our Vinyls Unit

Net revenue of our Vinyls Unit decreased by R$28.0 million, or 2.0%, to R$1,369.2 million during the six-month period ended June 30, 2019, from R$1,397.3 million during the corresponding period of 2018, primarily as a result of the lower vinyls availability, as a result of the shutdown of the chlor-alkali plant in Alagoas due to the geological event that took place in the area of our salt mine in Maceió, in the state of Alagoas, and, as a consequence of such event, the transition from an integrated business model to a temporary model based on imports of dichloroethane.

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Net Revenue Generated by Sales of Vinyls Products in Brazil

Net revenue of our Vinyls Unit generated by sales in Brazil decreased by R$43.0 million, or 3.2%, to R$1,309.5 million during the six-month period ended June 30, 2019, from R$1,352.5 million during the corresponding period of 2018, primarily as a result of lower volume of caustic soda.

The table below sets forth information regarding the weighted average international price of PVC of our Vinyls Unit for the periods indicated:

International References[1]	Six-Month Period Ended June 30,
	2019	2018	% Change
	(US$/ton)

PVC Asia	861.7	922.5	(6.6%)

___________

(1) External consulting (Spot Price).

	Six-month Period Ended June 30,
Domestic Sales Volume of our Vinyls Unit	2019	2018	% Change
	(in tons)

PVC	243.5	225.6	7.9%
Caustic soda	136.5	218.1	(18.1%)
Total	380.0	392.3	(3.1%)

Net Revenue Generated by Export Sales of Vinyls Products

Net revenue of our Vinyls Unit generated by export sales increased by R$14.9 million, or 33.3%, to R$59.7 million during the six-month period ended June 30, 2019, from R$44.8 million during the corresponding period of 2018.

	Six-month Period Ended June 30,
Export Sales Volume of our Vinyls Unit	2019	2018	% Change
	(in tons)

PVC	15.9	13.5	17.9%

Cost of Products Sold and Gross Profit

Cost of products sold increased by R$2,060.7 million, or 9.9%, to R$22,891.3 million during the six-month period ended June 30, 2019, from R$20,830.7 million during the corresponding period of 2018, primarily as a result of: (i) a 29.2% increase in the cost of products sold by our Mexico Unit; and (ii) a 8.7% increase in the cost of products sold by our Chemicals Unit. The effects of these increases were partially offset by a 2.3% decrease in the cost of products sold by our USA and Europe Unit. Reclassifications and eliminations of cost of sales of our units in our consolidation, primarily reflecting the costs of chemicals purchases by our Polyolefins and Vinyls Units from our Chemicals Unit, decreased by R$220.6 million, or 3.3%, to R$6,447.3 million during the six-month period ended June 30, 2019, from R$6,667.9 million during the corresponding period of 2018.

Consolidated gross profit decreased by R$2,560.4 million, or 42.8%, to R$3,423.9 million during the six-month period ended June 30, 2019, from R$5,984.4 million during the corresponding period of 2018. Gross margin (gross profit as a percentage of net revenue) decreased to 13.0% during the six-month period ended June 30, 2019, from 22.3% during the corresponding period of 2018.

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Cost of Products Sold and Gross Profit of our Chemicals Unit

Cost of products sold of our Chemicals Unit increased by R$1,038.6 million, or 8.7%, to R$12,940.0 million during the six-month period ended June 30, 2019, from R$11,901.4 million during the corresponding period of 2018, primarily as a result of higher total sales volume.

Gross profit of our Chemicals Unit decreased by R$941.6 million, or 46.4%, to R$1,086.3 million during the six-month period ended June 30, 2019, from R$2,027.9 million during the corresponding period of 2018, mainly due to a 20% decrease in the average price of chemicals. Gross margin decreased to 7.7% during the six-month period ended June 30, 2019, from 14.6% during the corresponding period of 2018.

Cost of Products Sold and Gross Profit of our Polyolefins Unit

Cost of products sold of our Polyolefins Unit increased by R$479.0 million, or 5.4%, to R$9,382.1 million during the six-month period ended June 30, 2019, from R$8,903.0 million during the corresponding period of 2018, primarily as a result of higher total sales volume and a decrease in sales price that was greater than the decrease in feedstock prices.

Gross profit of our Polyolefins Unit decreased by R$363.3 million, or 21.2%, impacted by a 22% decrease in average polyolefins price, to R$1,354.0 million during the six-month period ended June 30, 2019, from R$1,717.3 million during the corresponding period of 2018. Gross margin decreased to 12.6% during the six-month period ended June 30, 2019, from 16.2% during the corresponding period of 2018.

Cost of Products Sold and Gross Profit of USA and Europe Unit

Cost of products sold of our USA and Europe Unit decreased by R$96.0 million, or 2.3%, to R$4,130.0 million during the six-month period ended June 30, 2019, from R$4,226.0 million during the corresponding period of 2018, primarily as a result of lower total sales volume and feedstock prices.

Gross profit of our USA and Europe Unit decreased by R$406.4 million, or 29.5%, to R$972.1 million during the six-month period ended June 30, 2019, from R$1,378.5 million during the corresponding period of 2018, mainly due to lower sales volume associated with a 15% decrease in average polypropylene prices. Gross margin decreased to 19.1% during the six-month period ended June 30, 2019, from 24.6% during the corresponding period of 2018.

Cost of Products Sold and Gross Profit of Mexico Unit

Cost of products sold of our Mexico Unit increased by R$300.1 million, or 29.2% to R$1,327.2 million during the six-month period ended June 30, 2019, from R$1,027.0 million during the corresponding period of 2018, as a result of higher sales volume and a decrease in sales price that was greater than the decrease in feedstock prices.

Gross profit of our Mexico Unit decreased by R$554.0 million, or 68.9%, to R$250.7 million during the six-month period ended June 30, 2019, from R$804.7 million during the corresponding period of 2018, as a result of a 28% decrease in average prices of polyethylene. Gross margin decreased to 15.9% during the six-month period ended June 30, 2019, from 43.9% during the corresponding period of 2018.

Cost of Products Sold and Gross Profit of our Vinyls Unit

Cost of products sold of our Vinyls Unit increased by R$109.3 million, or 8.0%, to R$1,468.3 million during the six-month period ended June 30, 2019, from R$1,358.9 million during the corresponding period of 2018, primarily as a result of the geological event that  took place in the area of our salt mine in Maceió, in the state of Alagoas, and, as a consequence of such event, the transition from an integrated business model to a temporary model based on imports of EDC and soda and higher PVC sales.

Gross profit of our Vinyls Unit decreased by R$137.3 million, to a loss of R$99.0 million during the six-month period ended June 30, 2019, from a profit of R$38.3 million during the corresponding period of 2018. Gross margin decreased to a negative gross margin of 7.2% during the six-month period ended June 30, 2019, from a positive gross margin of 2.7% during the corresponding period of 2018.

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Selling and Distribution Expenses

Selling and distribution expenses increased by R$107.1 million, or 14.1%, to R$867.6 million during the six-month period ended June 30, 2019, from R$760.5 million during the corresponding period of 2018, primarily as a result of higher total sales volume from our Chemicals, Polyolefins and Mexico Units, which impacted mainly storage and logistics expenses.

(Loss) reversals for impairment of trade accounts receivable

(Loss) reversals for impairment of trade accounts receivable represented an expense of  R$0.6 million during the six-month period ended June 30, 2019. During the corresponding period of 2018, it represented a reversal of R$94.2 million mainly due to a settlement agreement with a customer.

General and Administrative Expenses

General and administrative expenses increased by R$188.6 million, or 27.3%, to R$879.0 million during the six-month period ended June 30, 2019, from R$690.4 million during the corresponding period of 2018, primarily as a result of higher expenses resulting from advertising and publicity, and higher external communication and industrial maintenance expenses resulting from the geological event in Maceió, in the State of Alagoas.

Research and Development Expenses

Research and development expenses increased by R$15.7 million, or 18.3%, to R$101.4 million during the six-month period ended June 30, 2019, from R$85.7 million during the corresponding period of 2018, mainly due to the depreciation of the average exchange rate of the Brazilian real over the expenses in U.S. dollar and Euro during the period. Research and development expenses as a percentage of net revenue were 0.4% during six-month period ended June 30, 2019 and 0.3% during the corresponding period of 2018.

Results from Equity Investments

Results from equity investments decreased by R$1.0 million, or 66.7%, to R$0.5 million during the six-month period ended June 30, 2019, from R$1.5 million during the corresponding period of 2018. For more information related to our results of equity investments, see note 9(c) to our unaudited condensed consolidated interim financial information.

Other Income (Expenses), Net

Other income, net increased by R$1,572.9 million, to income of R$1,383.0 million during the six-month period ended June 30, 2019, from an expense of R$189.9 million during the corresponding period of 2018, primarily due to: (i) the positive impact of a decision of the Brazilian Supreme Court (Supremo Tribunal Federal) determining that ICMS tax should not be included in the calculation base of PIS and COFINS taxes and allowing tax review periods to extend retroactively to 1991; and (ii) the delivery-or-pay provision related to our ethane supply agreement in Mexico.

Operating Profit (Loss) Before Financial Income (Expenses)

As a result of the above:

•     operating profit before financial income (expenses) of our Chemicals Unit decreased by R$1,115.0 million, or 66.3%, to R$566.9 million during the six-month period ended June 30, 2019, from R$1,681.9 million during the corresponding period of 2018. Operating margin, defined as a percentage of operating profit to (loss) before financial income (expenses) divided by net sales revenue, of our Chemicals Unit decreased to 4.0% during the six-month period ended June 30, 2019, compared to an operating margin of 12.1% during the corresponding period of 2018;

•     operating profit before financial income (expenses) of our Polyolefins Unit decreased by R$441.3 million, or 41.6%, to R$619.5 million during the six-month period ended June 30, 2019, from R$1,060.8 million during the corresponding period of 2018. Operating margin, defined as a percentage of operating profit to (loss) before financial income (expenses) divided by net sales revenue, of our Polyolefins Unit decreased to 5.8% during the six-month period ended June 30, 2019, compared to an operating margin of 10.0% during the corresponding period of 2018;

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•     operating profit before financial income (expenses) of our USA and Europe Unit decreased by R$484.8 million, or 45.1%, to R$590.3 million during the six-month period ended June 30, 2019, from R$1,075.1 million during the corresponding period of 2018. Operating margin, defined as a percentage of operating profit to (loss) before financial income (expenses) divided by net sales revenue of our USA and Europe Unit decreased to 11.6% during the six-month period ended June 30, 2019, compared to an operating margin of 19.2% during the corresponding period of 2018;

•     operating profit before financial income (expenses)  of our Mexico Unit decreased by R$463.9 million, or 62.7%, to R$275.6 million during the six-month period ended June 30, 2019, from R$739.5 million during the corresponding period of 2018. Operating margin, defined as a percentage of operating profit to (loss) before financial income (expenses) divided by net sales revenue of our Mexico Unit was 17.5% during the six-month period ended June 30, 2019, compared to an operating margin of 40.4% during the corresponding period of 2018; and

•     operating loss before financial income (expenses) of our Vinyls Unit increased by R$182.5 million, or 308.5%, to R$241.6 million during the six-month period ended June 30, 2019, from R$59.1 million during the corresponding period of 2018. Operating margin, defined as a percentage of operating profit to (loss) before financial income (expenses) divided by net sales revenue of our Vinyls Unit was 17.6% negative during the six-month period ended June 30, 2019, compared to a negative operating margin of 4.2% during the corresponding period of 2018.

Operating profit before financial income (expenses) on a consolidated basis decreased by R$1,392.0 million, or 32.0%, to R$2,958.0 million during the six-month period ended June 30, 2019, from R$4,350.6 million during the corresponding period of 2018. Operating margin, defined as a percentage of operating profit to (loss) before financial income (expenses) divided by net sales revenue decreased to 11.2% during the six-month period ended June 30, 2019, from 16.2% during the corresponding period of 2018.

Financial Results

Financial expenses, net decreased by R$787.0 million, or 29.9%, to R$1,841.7 million during the six-month period ended June 30, 2019, from R$2,628.7 million during the corresponding period of 2018.

Financial Expenses

Financial expenses increased by R$367.4 million, or 25.7%, to R$1,795.5 million during the six-month period ended June 30, 2019, from R$1,428.10 million during the corresponding period of 2018, primarily as a result of the adoption of the accounting standard IFRS 16 and the present value adjustment of the leniency agreement we entered into with the Brazilian Federal Prosecutors’ Office (Ministério Público Federal), or the MPF, due to the change in the monetary adjustment index applicable to the installments payable to the MPF from the IPCA index to the SELIC index.

Financial Income

Financial income increased by R$196.1 million, or 76.7%, to R$451.9 million during the six-month period ended June 30, 2019, from R$255.8 million during the corresponding period of 2018, primarily due to the positive impact of a decision of the Brazilian Supreme Court (Supremo Tribunal Federal) determining that ICMS tax should not be included in the calculation base of PIS and COFINS taxes and allowing tax review periods to extend retroactively to 1991.

Exchange Rate Variations, Net

Exchange rate variations, net decreased by R$958.4 million, or 65.8%, to R$498.0 million during the six-month period ended June 30, 2019, from R$1,456.4 million during the corresponding period of 2018, primarily as a result of: (i) the effects of the appreciation of the Brazilian real against the U.S. dollar on the net exposure of the financial result not designated as hedge accounting; (ii) the effects of the appreciation of the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,169 million as of June 30, 2019; and (iii) the expenses resulting from the transition of hedge accounting of exports that was originally recorded under shareholders’ equity, in the amounts of R$610.6 million at Braskem and R$124.8 million at Braskem Idesa.

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Income Tax and Social Contribution

Income tax and social contribution expense increased by R$63.6 million, or 81.3%, to R$141.8 million during the six-month period ended June 30, 2019, from R$78.2 million during the corresponding period of 2018, as a result of a decrease in the profit before income tax and social contribution and tax benefits. The effective tax rate applicable to our profit before income tax and social contribution was 12.7% during the six-month period ended June 30, 2019, compared to our effective tax rate of 4.5% during the corresponding period of 2018.

Profit

As a result of the above, profit decreased by R$669.1 million, or 40.7%, to R$974.6 million, or 3.7% of net revenue, during the six-month period ended June 30, 2019, from R$1,643.7 million, or 6.1% of net revenue, during the corresponding period of 2018.

Liquidity and Capital Resources

Our principal cash requirements for 2019 consist of the following:

•     servicing our indebtedness;

•     working capital requirements;

•     capital expenditures related to investments in operations, maintenance and construction of new plant facilities; and

•     payments under the global settlement described in the Braskem Annual Report.

Our principal sources of liquidity have traditionally consisted of the following:

•       cash flows from operating activities;

•       short-term and long-term borrowings; and

•       sales of debt securities in domestic and international capital markets.

As of June 30, 2019, our consolidated cash and cash equivalents and financial investments amounted to R$6,467.7 million. As of June 30, 2019, we had negative net working capital (defined as current assets minus current liabilities) of R$5,314.3 million, primarily a result of an increase in trade payables due to higher volume of imported naphtha purchased at competitive prices and with longer payment terms.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Six-month Period Ended June 30,
	2019	2018
(In millions)	R$	R$
Net cash provided by (used in) operating activities	546.2	6,128.0
Net cash provided by (used in) investing activities	(879.6)	(1,063.1)
Net cash provided by (used in) financing activities	620.7	(3,405.3)
Effect of exchange rate changes on cash and cash equivalents	(46.6)	(284.9)
Increase (decrease) in cash and cash equivalents	240.7	1,374.8

As of December 31, 2018, our consolidated cash and cash equivalents amounted to R$5,547.6 million and included R$963.4 million held by Braskem Idesa, which was available for its exclusive use. As of December 31, 2018, we had negative net working capital (defined as current assets minus current liabilities) of R$1,732.3 million.

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As of June 30, 2019, our consolidated cash and cash equivalents amounted to R$5,788.4 million and included R$1,044.8 million held by Braskem Idesa, which was available for its exclusive use. As of June 30, 2019, we had negative net working capital (defined as current assets minus current liabilities) of R$5,314.3 million, primarily due to the classification of senior debt under the Braskem Idesa facility as current liabilities as of June 30, 2019, which has been subsequently reversed.

Cash Flows Generated by Operating Activities

Net cash generated by operating activities was R$546.2 million during the six-month period ended June 30, 2019, compared to net cash generated by operating activities of R$6,128.0 million during the corresponding period of 2018. Net cash generated by operating activities decreased by R$5,581.8 million, or 91.1%, primarily as a result of (i) the decision of the Court of Appeals of the state of Alagoas (Tribunal de Justiça do Estado de Alagoas) that ordered the freeze of R$3,680.5 million in other financial assets, which was subsequently reversed by the STJ, ordering that R$3.7 billion be returned to our bank accounts after posting a judicial bond in an equivalent amount; and (ii) lower prices of the main chemicals and resins in the international market, which decreased our net revenue. These effects were partially offset by higher volume of imported naphtha purchased at competitive prices and with longer payment terms in trade payables associated with the truck drivers’ strike in Brazil in May 2018, during the six-month period ended June 30, 2018, which increased our inventories in the corresponding period.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$879.6 million and R$1,063.1 million during the six-month periods ended June 30, 2019 and 2018, respectively.

During the six-month period ended June 30, 2019, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) investments of R$663.8 million in our units located in Brazil, which were allocated primarily to industrial operations, including investments related to operating efficiency, health, environmental and safety, productivity and the scheduled shutdown of the cracker in Bahia, which is expected to occur in the fourth quarter of 2019; (ii) investments of R$495.0 million in our USA and Europe Unit, which were allocated to industrial operations and strategic projects, including primarily investment in the construction of the new polypropylene plant in the United States; and (iii) investments of R$19.5 million in our Mexico Unit.

During the six-month period ended June 30, 2018, investing activities for which we used cash on a consolidated basis primarily consisted: of (i) investments of R$782.3 million in our units located in Brazil, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, productivity and modernization (such as the investment in the scheduled shutdown of the cracker in Rio Grande do Sul); (ii) investments of R$447.1 million in our USA and Europe Unit, which were allocated to industrial operations and strategic projects, such as the new polypropylene plant; and (iii) investments of R$6.4 million in our Mexico Unit.

Cash Flows Used in Financing Activities

Financing activities generated net cash of R$620.7 million during the six-month periods ended June 30, 2019 and used net cash of R$3,405.3 million during the six-month period ended June 30, 2018, mainly as a result of (i) an increase in financing from customers due to the receipt of R$500.0 million from the assignment of an ethylene supply agreement entered into with a customer in the corresponding period of 2019; (ii) dividends paid during the six-month period ended 2018 in the amount of  R$1,499.8 million; and (iii) new short-term and long-term debt incurred by us in the amount of R$2,303.1 million during the six-month period ended June 30, 2018 compared to R$8,817.0 million in the corresponding period of 2019. These effects were partially offset by: (i) the increase in payments of short-term and long-term debt, from R$3,837.4 million in the six-month period ended June 30, 2018 compared to R$8,060.1 million in the corresponding period of 2019; (ii) the increase in payments of Braskem Idesa borrowings, from R$371.2 million in the six-month period ended June 30, 2018 compared to R$435.8 million in the corresponding period of 2019; and (iii) payments of leases in the amount of R$197.8 million in the corresponding period of 2019.

Indebtedness

As of June 30, 2019, our total amount outstanding of borrowings and debenture, net of transaction costs, was R$25,684.9 million, consisting of R$2,762.4 million of short-term indebtedness (10.8% of our total indebtedness), and R$22,922.5 million of long-term indebtedness (89.2% of our total indebtedness). Of our total amount of borrowings and debenture, net of transaction costs, R$1,240.8 million was real-denominated (4.8% of our total indebtedness) and R$24,444.0 million (95.2% of our total indebtedness) was foreign currency-denominated. As of June 30, 2019, our derivative financial instruments corresponded to a liability of R$124.3 million.

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As of June 30, 2019, our Braskem Idesa borrowings, the total outstanding limited recourse indebtedness relating to our Mexico Complex, net of transaction costs, was R$9,923.1 million.

Short-Term Indebtedness

As of June 30, 2019, the amount of our short-term borrowings and debenture, including interest and the current portion of our long-term borrowings and debenture, was R$2,762.4 million. Such amount does not include Braskem Idesa borrowings, which totaled R$9,923.1 million as of June 30, 2019. We have short-term lines of credit with a number of international and Brazilian financial institutions. Although we have no committed lines of credit with all of these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of June 30, 2019, the consolidated outstanding balance under our short-term credit lines denominated in reais was R$159.4 million, and the consolidated outstanding balance under our short-term credit lines denominated in foreign currencies was R$2,603.0 million.

Our most important foreign currency-denominated indebtedness are the following: (i) fixed-rate debt securities, represented by the 7.00% notes due 2020, with an outstanding principal and interest amount outstanding of R$1,435.6 million (US$374.6 million) as of June 30, 2019; and (ii) certain export contracts with several international and Brazilian financial institutions. Advances under these export contracts generally mature in less than one year following the advance, and accrue interest at relatively low interest rates. These advances on export contracts are generally secured by receivables from future export sales under such contracts. As of June 30, 2019, our consolidated outstanding advances on export contracts totaled R$577.4 million.

The entire indebtedness relating to the Braskem Idesa project finance facility was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). The Braskem Idesa project finance facility includes certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe. On June 30, 2019, we were in breach of our obligation to present audited financial statements within the required timeframe, which constitutes a default under such facility. None of the creditors of the Braskem Idesa project finance facility has chosen to accelerate the outstanding indebtedness as a result of such default, and Braskem Idesa has continued to make payments in accordance with the original maturity schedule of the project finance facility. Braskem Idesa is currently negotiating with its creditors in order to obtain a waiver of such breach to be able to reverse the amount reclassified from current liabilities to non-current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•     bonds issued in the international capital markets;

•     export credit notes;

•     bank credit facilities;

•     project financing facilities;

•     BNB, FINAME, FINEP, FUNDES loans; and

•     export prepayment facilities.

The amount of our long-term borrowings and debenture, including interest was R$22,922.5 million as of June 30, 2019.

As of June 30, 2019, R$66.6 million of our real-denominated long-term borrowings and debenture were secured. We have secured such portion of our long-term indebtedness through the pledge of certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured indebtedness vary by transaction. None of our foreign currency-denominated long-term indebtedness was secured. For a summary of the terms of our material outstanding indebtedness as of December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

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As of June 30, 2019, all of our indebtedness under the financing agreement for our Mexico Complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, certain of our rights to repayment under subordinated loans that Braskem has made to Braskem Idesa, and all of the assets of Braskem Idesa. Braskem is in compliance with the covenants under the underlying instruments.

As of June 30, 2019, R$1,014.9 million of our real-denominated long-term indebtedness, considering borrowings and debenture and R$21,841.0 million of our foreign currency-denominated indebtedness, considering borrowings and debentures was unsecured.

Some of the underlying instruments contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. Braskem is in compliance with the covenants under the underlying instruments.

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds, on which interest is payable quarterly in arrears.

The table below sets forth our outstanding bonds issued in the international capital markets, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal and Interest as of June 30, 2019	Final Maturity
	(in millions of U.S. dollars)
7.00% Notes due 2020(1)	374.6	May 2020
5.75% Notes due 2021(1)	943.7	April 2021
5.375% Notes due 2022(1)	504.3	May 2022
3.50% Notes due 2023(2)	508.3	January 2023
6.45% Notes due 2024(1)	769.9	February 2024
4.50% Notes due 2028(2)	1276.7	February 2028
7.125% Notes due 2041(3)	773.5	July 2041
7.375% Perpetual Bonds(1)	508.8	—

______________

(1)   Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.

(2)   Represents notes issued by Braskem Netherlands Finance and guaranteed by Braskem.

(3)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

As of June 30, 2019, the aggregate amount of principal and interest outstanding under our export credit notes facilities was R$406.4 million. We have not entered into any material export credit notes since December 31, 2018.

Revolving Credit Facility Agreements

As of June 30, 2019, the principal amount outstanding under the revolving credit facility entered into on June 2, 2014 with certain lenders named therein was US$1,000.0 million, which matures in May 2023. We entered into this revolving credit facility in May 2018, and we have not entered into any material revolving credit facilities since December 31, 2018. For a summary of the terms of our material outstanding revolving credit facilities as of December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Revolving Credit Facility Agreements” in the Braskem Annual Report.

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Bank Credit Facilities

As of June 30, 2019, the principal amount outstanding under our long-term bank credit facilities was R$2,480.3 million. We have not entered into any material credit facility since December 31, 2018. For a summary of the terms of our material outstanding bank credit agreements as of December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Bank Credit Facilities” in the Braskem Annual Report.

Date of credit facility	Outstanding Principal Amount as of June 30, 2019	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
January 2013	70.0	LIBOR + 1.10%	Semi-annual(1)	November 2022
September 2017	120.0	LIBOR + 1.61%	Semi-annual(2)	March 2027
July 2018	176.9	LIBOR + 0.65%	Semi-annual(3)	December 2028
November 2018	280.4	LIBOR + 0.90%	Semi-annual(4)	November 2028

(1)    Amortization on this facility commenced in May 2013.

(2)    Amortization on this facility commenced in September 2018.

(3)    Amortization on this facility commenced in November 2020.

(4)    Amortization on this facility commenced in May 2019.

On-lending Transaction

As of June 30, 2019, the aggregate amount of principal and interest outstanding under our R$476.0 million on-lending transaction with BNDES was R$266.4 million. This debt bears interest at a rate of 11.57% per annum and matures on January 15, 2031.

Financing Agreements

As of June 30, 2019, the principal amount outstanding under the financing agreements relating to our Mexico Complex, net of transaction costs, was R$9,923.1 million. The entire indebtedness relating to the Braskem Idesa project finance facility was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). The Braskem Idesa project finance facility includes certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe. On June 30, 2019, we were in breach of our obligation to present audited financial statements within the required timeframe, which constitutes a default under such facility. None of the creditors of the Braskem Idesa project finance facility has chosen to accelerate the outstanding indebtedness as a result of such default, and Braskem Idesa has continued to make payments in accordance with the original maturity schedule of the project finance facility. Braskem Idesa is currently negotiating with its creditors in order to obtain a waiver of such breach to be able to reverse the amount reclassified from current liabilities to non-current liabilities.

We have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since December 31, 2018. For a summary of the terms of the financing agreements relating to our Mexico Complex, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Financing Agreements” in the Braskem Annual Report.

Capital Expenditures

During the six-month period ended June 30, 2019, our total investments in property, plant and equipment and intangible assets totaled R$1,158.8 million, consisting primarily of: (i) capital expenditures of R$663.8 million, in our units located in Brazil, which were allocated primarily to industrial operations including investments related to operating efficiency, health, environmental and safety, productivity and modernization; (ii) investments of R$495.0 million in our USA and Europe Unit, corresponding  to approximately US$127.8 million, which were allocated to strategic projects, such as the new polypropylene plant in the United States and; (3) investments of R$19.5 million in our Mexico Complex.

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For a summary of our capital expenditures for the year ended December 31, 2018, and our capital expenditure budget for fiscal year 2019, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in the Braskem Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Changes in Accounting Policies

In January 2019, IFRS 16/CPC 06 (R2)—Leases, or IFRS 16, became effective. IFRS 16 establishes principles for the recognition, calculation, presentation and disclosure of commercial leasing operations and requires lessees to account for all leases in a single model balance sheet in which all leases result in the recognition of assets related to our right of use of leased assets and liabilities. We chose to adopt IFRS 16 using the modified retrospective approach by applying the requirements of commercial lease standards to all existing agreements on the initial adoption date, which was January 1, 2019. Therefore, our financial information and balances were not restated for comparison purposes.

For additional information on the impact of the adoption of IFRS 16 on our financial position, see note 2.3 – Changes to the main accounting policies – to our unaudited interim and condensed financial information as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018, contained in a Form 6-K that was furnished to the SEC on October 22, 2019.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.